Exhibit 16.1

Tel: 310-557-0300 Fax: 310-557-1777 www.bdo.com	1888 Century Park East 4th Floor Los Angeles, CA 90067

November 7, 2012

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on November 7, 2012, to be filed by our former client, 99¢ Only Stores. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

/s/ BDO USA, LLP
BDO USA, LLP
Los Angeles, California

cc:        Mr. Adam Stein, Chair of the Audit Committee and Mr. Frank Schools, Chief Financial Officer

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.